SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

27 February 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: 27 February 2003	Lars Rebien Sørensen, President and Chief Executive Officer

The New York Stock Exchange

26 February 2003

Annual General Meeting of Novo Nordisk A/S

This is to inform the stock exchanges that the Annual General Meeting of Novo Nordisk A/S will be held on Tuesday 25 March 2003. The AGM will take place in Danish.

For your information we enclose a translation of the agenda ad the complete proposals.

Stock Exchange Announcement No 6/2003

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

February 2003

To the shareholders of Novo Nordisk A/S

The Company will hold its Annual General Meeting on

Tuesday 25 March 2003, at 4:30 pm

at Radisson SAS, Falconer Center, Falkoner Allé 9, 2000 Frederiksberg.

Agenda:

1.     The Board of Directors’ report on the Company’s activities in the past financial year.

2.     Presentation of the audited Annual Report (the Annual Accounts, the Management Report as well as the Consolidated Accounts).

3.     Resolution concerning adoption of the audited Annual Report, including discharge of Management and the Board of Directors from their obligations.

4.     Resolution concerning application of profits according to the adopted audited Annual Report.

5.     Election of members to the Board of Directors.

Niels Jacobsen and Jørgen Wedel resign. The Board of Directors proposes re-election of Niels Jacobsen and Jørgen Wedel and election of Sten Scheibye as a new member of the Board of Directors.

6. Election of auditors.

The Board of Directors proposes re-election of PricewaterhouseCoopers and Ernst & Young, State-authorised public accountants.

7.     Proposal from the Board of Directors:

To amend the Articles of Association of the Company as a consequence of the new Danish Financial Statements Act and the changes made to the Danish Companies Act, which were effective as of 1 January 2002. The Board of Directors proposes amendments to § 8 f, § 12, § 15 f and § 19 a of the Articles of Association.

8.     Proposal from the Board of Directors:

To authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Article 48 of the Danish Companies Act.

9.     Miscellaneous.

The complete proposals:

Re agenda point 5:

Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interest of the shareholders and thus the interests of the company with due respect to other stakeholders of the Company. The Board of Directors actively contributes to developing the Company as a globally working focused pharmaceutical company and supervises Management in its decisions and operations.

It is the assessment of the Board of Directors that it complies with these criteria with its current composition.

The proposed Board candidates have the following backgrounds:

Niels Jacobsen (45 years), a Danish national, has served as CEO & president of Oticon/William Demant Holding A/S since 1998. Niels Jacobsen joined Thrige-Titan, a Danish industrial group, in 1984 as executive assistant to the CEO, and from 1985-86 as financial controller and later as head of Finance & Administration. In 1987, he joined Atlas Denmark as secretary to the board with overall responsibility for acquisitions and divestments. In 1988, he became CEO & president of Orion, an industrial holding company. In 1992, Niels Jacobsen was appointed COO of Oticon/William Demant Holding. Niels Jacobsen received an MSc in Economics from Aarhus University in 1983. Outside Novo Nordisk, he is a member of the board of Micro Matic Holding A/S and Højgaard Holding A/S. Furthermore, Oticon/William Demant Holding A/S has appointed Niels Jacobsen member of the Board of Directors of Hearing Instrument Manufacturers Software Association A/S, Hearing Instrument Manufacturers Patent Partnership A/S and Sennheiser Communications A/S.

Jørgen Wedel (54 years), a Danish national, was until 2001 responsible for Commercial Operations and a member of Gilette’s Corporate Management Group. Jørgen Wedel joined Gillette, Braun Division, Denmark, in 1974. He started as manager and was promoted to international business manager in 1977, at which time he transferred to Braun’s headquarters in Germany. In 1980, Jørgen Wedel returned to Denmark for Braun as general manager. In 1986, he was given overall responsibility for Braun’s UK operation, sales and marketing activities. In 1991, Jørgen Wedel transferred to Braun Inc in Boston as president with overall responsibility for Braun’s operations in North America, including Canada and Mexico. In 1994, he was promoted president with global responsibility for Oral-B Laboratories in California. Jørgen Wedel was appointed executive vice president and member of Gillette’s Corporate Management Group in 1997, and was until 2001 responsible for the International Group comprising all markets outside North America. Jørgen Wedel holds a Master of Business Administration in Finance and Accounting from the Copenhagen Business School (1972) and a Master of Business Administration in Marketing and International Business from the University of Wisconsin (1974).

The Board of Directors proposes to elect Sten Scheibye (51 years) as new member of the Board of Directors of Novo Nordisk A/S. Sten Scheibye is a Danish national and since 1995 the president and CEO of Coloplast A/S. Sten Scheibye joined Leo Pharma in 1981 as a registration employee and was promoted to medical representative in 1983. In 1985 Sten Scheibye transferred to the UK subsidiary, Leo Laboratories, in 1987 he became coordination manager and in 1989 corporate vice president. In 1990, Sten Scheibye was appointed executive vice president with overall responsibility for sales and marketing. In 1993, Sten Scheibye joined Coloplast as executive vice president with responsibility for sale and marketing, and subsequently was appointed president and CEO in 1995. Sten Scheibye holds a Master of Science (1978) and a PhD (1981) from the University of Aarhus and has a BCom in Marketing Economics from the Copenhagen Business School (1983). Furthermore, Sten Scheibye is an adjunct professor of applied chemistry at the University of Aarhus. Besides being appointed member of the Board of Directors of various Coloplast companies, Sten Scheibye is a member of the Board of Directors of Danske Bank A/S. Besides their professional qualifications, the proposed candidates possess great experience in the daily work and management of international companies within the areas of healthcare devices, fast moving consumer goods, pharmaceutical and biotechnology industries.

With the election of the proposed candidates, the Board of Directors will have an age composition which allows for succession and continuity.

The Nørby Committee’s Report on good corporate governance recommends that the majority of the directors elected by the general meeting are independent of the Company. Five out of seven Board members satisfy this requirement; Mads Øvlisen (chairman) and Kurt Anker Nielsen (vice-chairman) were chief executive officer and chief financial officer, respectively, of Novo Nordisk prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000.

Re agenda point 7:

The reason for the proposal by the Board of Directors to amend § 8 f, § 12, § 15 f and § 19 a of the Company’s Articles of Association is to adjust the wording hereof in accordance with the new terms introduced in the Danish Financial Statements Act and the Danish Companies Act effective as of 1 January 2002.

The amended Articles of Association will hereinafter have the following wording:

§ 8 f:

“The agenda and the complete proposals and, in the case of the Annual General Meeting, the audited Annual Report shall be available for inspection by the shareholders at the Company’s offices not later than 8 days prior to any General Meeting.”

§ 12:

“The agenda of the Annual General Meeting shall include the following:

1.     The Board of Directors’ report on the Company’s activities in the past financial year.

2.     Presentation of the audited Annual Report.

3.     A Resolution to adopt the audited Annual Report, including discharge of Management and Board of Directors from their obligations.

4.     A Resolution to distribute the profit or cover the loss according to the adopted audited Annual Report.

5.     Election of members to the Board of Directors.

6.     Appointment of auditors.

7.     Any proposals from the Board of Directors or the shareholders.”

§ 15 f:

“The members of the Board of Directors shall receive an annual fee to be fixed at the Annual General Meeting in connection with the adoption of the audited Annual Report.”

§ 19 a:

“The audited Annual Report shall be prepared in accordance with the rules of the Danish Financial Statements Act.”

In order to be adopted at least 2/3 of the total votes of Novo Nordisk A/S shall be represented at the Annual General Meeting and at least 2/3 of the votes cast as well as 2/3 of the voting share capital represented at the Annual General Meeting shall vote in favour of the proposal, cf. § 10 b of the Articles of Association of Novo Nordisk A/S.

The audited Annual Report is available for inspection by the shareholders at the Company’s office, Novo Allé, building 6A, DK-2880 Bagsvaerd, on weekdays between 10.00 am and 2.00 pm from Thursday 27 February 2003 to Tuesday 25 March 2003, and it is also available for inspection at the Company’s web-site www.novonordisk.com.

The Board of Directors hopes that you will be able to attend the Annual General Meeting. Admission card to the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to Danske Bank A/S in the enclosed envelope so that it may receive the requisition no later than Thursday 20 March 2003, or you may call Danske Bank A/S, no later than Thursday 20 March 2003 before 2.00 pm on tel +45 4339 2885. Admission card can also be ordered on Danske Bank A/S’ homepage: http://www.danskebank.dk/GFNOVO no later than Thursday 20 March 2003 before 2.00 pm.

Prior to the Annual General Meeting the admission card will be sent to you at the address registered in the Company’s register of shareholders. The admission card will show the number of votes you are entitled to according to the register of shareholders, pursuant to Article 11 of the Articles of Association.

If you cannot attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights to which you are entitled through your share ownership. If you consent to this procedure we kindly ask you to return the attached proxy form, signed and dated, equally to be received by Danske Bank A/S no later than Thursday 20 March 2003.

After deduction of withholding tax of 28%, the dividend as approved at the Annual General Meeting will be sent to Novo Nordisk A/S’ shareholders directly via the Danish Securities Centre (Vaerdipapircentralen A/S).

Yours sincerely

Novo Nordisk A/S
The Board of Directors